Mail Stop 3561

April 18, 2008

Via Fax & U.S. Mail

Ms. Kim R. Payne
Chief Financial Officer
3585 Engineering Drive
Norcross, Georgia 30092

      Re: **Primedia Inc.**
            Form 10-K for the year ended December 31, 2007
            Filed March 17, 2008
            File No. 001-11106

Dear Ms. Payne:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis, page 14

- General

1. We note from management's and the external auditor's report on internal control over financial reporting that material weaknesses have been identified in the year ended December 31, 2007. Please revise MD&A in future filings to discuss the nature of any material weaknesses identified, the impact on financial reporting and control environment, and management's remediation plans.

Selected Quarterly Data, page 35

2. We note that you have presented quarterly financial data from the amended Form 10-Q for the quarter ended June 30, 2007 without a reconciliation to the amounts originally presented in the Form 10-Q before the restatement. Please note that Question 7 of SAB Topic 6:G:1 requires that if a company has filed a Form 10-Q/A amending a previously filed Form 10-Q, a reconciliation of quarterly data in annual financial statements with the amounts originally reported on Form 10-Q is required <u>unless</u> you have published quarterly reports to shareholders and have previously made detailed disclosure to shareholders in such reports of the change reported on the Form 10-Q/A. Please revise future filings accordingly. Also, we note your disclosure in footnote (1) that previously reported amounts have been recast to classify the results of businesses sold and held for sale as of December 31, 2007 as discontinued operations. In future filings, please revise so that for each quarter where amounts presented differ from those previously reported, there is a reconciliation of such amounts. For unusual transactions and events such as the disposal of a segment of a business, the amount and nature of the changes should be disclosed in this section. See Question 5 of SAB Topic 6:G:1.

Audited Financial Statements

Statements of Cash Flows, page 42

3. We note that the adjustments to reconcile net income to net cash provided by operating activities include an "other, net" category. In light of the significance of this "other" amount, please tell us, and revise future filings to separately disclose, the significant components included in this "other" line item.

4. We note that net cash (used in) provided by operating activities includes a line item titled "accretion of acquisition obligation and other." Please explain to us the nature of this amount and how it was calculated or determined.

Notes to the Financial Statements

- General

5. We note from your disclosure on page 9 that as of February 29, 2008, approximately 59% of the shares of your comment stock were held by investment partnerships, of which KKR Associates LP and KKR GP 1996 LP are the general partners and therefore they have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

6. We note from your disclosure in MD&A that the business you have historically referred to as your Consumer Guides segment now constitutes all of your continuing operations, and revenue from your Consumer Guides businesses is primarily from advertising and third-party distribution. In light of the significant amount of divestitures that have occurred in 2006 and 2007, please tell us how you have re-evaluated your reporting segments in 2007 to determine if advertising and distribution should be reported as separate reporting segments. As part of your response, please discuss how you have analyzed the criteria in paragraph 10-16 of SFAS No. 131 in determining your operating and reporting segments.

Note 2. Summary of Significant Accounting Policies

 – Revenue Recognition, page 46

7. We note that revenue is presented "net" on the face of the statements of operations. Please tell us, and revise future filings to disclose, the nature and timing of the adjustments and allowances recorded as reductions to revenue. If the amounts are material, please disclose the amount of the allowances and adjustments in the notes to the financial statements in future filings.

Note 12. Long-Term Debt, page 58

8. We note your disclosure that at the time of the debt refinancing in 2007, you recorded a loss of approximately $44.3 million, including a write-off of approximately $8.7 million of deferred financing costs. Please explain to us, and disclose in future filings, the nature of the significant components of the loss in both 2007 and 2006 due to the redemption of debt, including how the amounts of the losses were determined or calculated. Also, in light of your disclosure that you capitalized $6.3 million of financing costs associated with the new credit facilities, please tell us how you accounted for the repayment of the existing term loan and refinancing of new Term Loan B and credit facility, in accordance with EITF 96-19.

Note 13. Income Taxes, page 61

9. We note your disclosure that during the year-end close process for 2007, you discovered errors related to the accounting for income taxes applicable to continuing operations, a $1.2 million benefit, and discontinued operations, a $2.4 million benefit. You also state that the errors were not material to the interim periods to which they relate and were corrected in the fourth quarter of 2007. In light of your restatement of the Form 10-Q for the three and six months ended June 30, 2007, please explain to us the nature of the tax errors adjusted for in that amended Form 10-Q and tell us how they are different from the errors discussed in your disclosure in Note 13. Also, in light of your report on internal controls over financial reporting, which identifies material weaknesses in 2007 related to accounting for income taxes, please explain to us how you are reasonably assured that the amounts reported for income taxes as of December 31, 2007 are appropriately stated.

Note 18. Severance and Provision for Restructuring Costs, page 68

10. We note your disclosure that the total cost of the expected plan approved in 2007 is $6.2 million, of which $5.8 million has been incurred as of December 31, 2007. In light of the $10 million provision recorded in 2007 and the ending liability balance as of December 31, 2007, which exceed this $6.2 million amount, please tell us and disclose in future filings, any future amounts expected to be incurred related to the restructuring activities initiated in 2006 and 2007. As part of your response and revised disclosure, please tell us the total amount expected to be incurred in connection with all restructuring activities and the cumulative amount incurred to date, for each major type of cost associated with the restructuring activities. See paragraph 20b of SFAS No. 146.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Ms. Kim R. Payne
Primedia Inc.
April 18, 2008
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief